FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

December, 2016

Commission File Number: 001-13240

Enel Generación Chile

Enel Generation Chile

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record No. 0114

Santiago, December 20, 2016

Ger. Gen. No. 177/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

REF. SVS Notification No. 32033 of December 19, 2016, Contract of sale of the participation in Electrogas S.A.

Dear Sir:

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized, I hereby inform you of the following related to the Significant Event of December 16, 2016, regarding the sales contract for Enel Generación Chile S.A.’s (“Enel Generación” or the “Company”) participation in Electrogas S.A. which was signed with Aerio Chile SpA ("Aerio Chile"), a company validly established and existing according to the laws of the Republic of Chile. Aerio Chile is fully-owned (indirectly) by REN - Redes Energeticas Nacionais, S.G.P.S., S.A. ("REN"), a company validly established and existing according to the laws of Portugal. Enel Generación has no ownership or relation of administration with Aerio Chile or REN.

The sale of these shares to Aerio Chile is subject to the compliance of the conditions used for transactions of this type, including the non-exercise of the preferential acquisition rights by the Shareholders of Electrogas S.A., pursuant to the terms and conditions established in the Shareholders’ agreement signed by that company. It is expected that the transaction and transfer of shares will take place during the first half of 2017.

Sincerely yours,

Raúl Arteaga Errázuriz

Chief Financial Officer

Enel Generación Chile S.A. - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

Cc      National Economic Prosecutor’s Office

Central Bank of Chile

Santiago Stock Exchange

Chilean Electronic Stock Exchange

Valparaíso Stock Exchange

Banco Santander Santiago – Bondholders’ Representative

Central Securities Depositary

Risk Classification Committee

Enel Generación Chile S.A. - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: December 20, 2016